NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE 8-14-07



07078934

October 15, 2007

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square, Times Square Tower
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/15/2007

Re: First Hartford Corporation
Incoming letter dated August 14, 2007

Dear Mr. Lawatsch:

This is in response to your letter dated August 14, 2007 concerning the shareholder proposal submitted to First Hartford Corporation by Richard E. Kaplan. We also have received a letter on the proponent's behalf dated August 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert Rothberg
Choate Hall & Stewart LLP
Two International Place
Boston, MA 02110

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

FRANK E. LAWATSCH, JR.
Attorney at Law

7 Times Square, Times Square Tower
New York, NY 10036

T: (212) 297-5830 F: (212) 916-2940
flawatsch@daypitney.com

VIA FEDERAL EXPRESS

August 14, 2007

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Richard E. Kaplan

Ladies and Gentlemen:

This letter and the attached materials are submitted on behalf of our client, First Hartford Corporation, a Maine corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company received a letter, dated October 10, 2006, from Richard E. Kaplan (the "Proponent"), presenting a proposal for inclusion in the Company's proxy statement and form of proxy (collectively "Proxy Materials") for the first annual or special shareholder meeting for which the proposal is timely (the "Proposal"). A copy of the Proposal is attached hereto as Annex A.

The Company hereby advises the Commission that it intends to exclude the Proposal from its 2007 Proxy Materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachments.

We note that the Staff previously concurred, by letter dated November 14, 2006, with the Company's exclusion, pursuant to Rule 14a-8(e)(2), of this proposal from the Company's Proxy Materials in respect of its 2006 Annual Meeting.

The Company believes that the Proposal may be excluded from the Company's 2007 proxy materials pursuant to any one of the following grounds for exclusion:

(i) Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the proposal;

(ii) Rule 14a-8(i)(3), because the Proposal is in violation of the Commission's proxy rules; and

(iii) Rule 14a-8(i)(8), because the Proposal relates to an election for membership on the Company's board of directors.

The Proposal

The resolution portion of the Proposal reads as follows:

> Resolved, to amend the By-Laws by adding to Article IV:
>
> Section 7. Independent Directors. At all times a majority of the Board of Directors, and of any committees, shall be Independent Directors; and no action of the Board, or of any committee, shall be valid unless approved by the affirmative vote of a majority of the Independent Directors. A Director is not Independent if within the preceding 5 years he has had any nontrivial relationship with the Company, other than service as a director. Relationships (business, social or family) with the following persons are considered relationships with the Company: (a) any officer or management employee of the Company or its affiliates, (b) any person owning beneficially 5% or more of the equity interests in the Company or any of its affiliates, or (c) family members or affiliates, of the foregoing. Independent Directors must be free from any appearance of predisposition toward the interests of management. A director elected by the Board cannot be considered an Independent Director until elected by the shareholders. Any Independent Director who ceases to qualify as such shall automatically cease to be a director. This Section cannot be amended by the Board of Directors.

I. The Proposal May be Excluded Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal if the company "would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Company's bylaws be amended to provide, among other things, that "[a]t all times a majority of the Board of Directors, and of any committees, shall be Independent Directors." Based on the Staff's prior guidance, the Proposal may be excluded because (i) the Company lacks the power and authority to assure compliance with a standard that certain directors remain Independent, and (ii) the Proposal provides no opportunity or mechanism for the Company to cure failure of a director to maintain Independence.

The Staff has stated its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin No. 14C (June 28, 2005).

The Staff, similarly, has concurred with the exclusion of proposals to impose independence requirements where the proposal does not provide an opportunity or means to cure a failure to meet the proposed requirement. See *Allied Waste Industries, Inc.* (Mar. 21, 2005) (concurring with exclusion of a shareholder proposal requesting amendment of the company's bylaws to require that the company's chairman of the board be and remain independent, with no opportunity to cure); *Ford Motor Company* (Feb. 27, 2005) (concurring with exclusion of a shareholder proposal requiring that a director retain his or her independence at all times, without providing the board with an opportunity or mechanism to cure a violation); and *Exxon Mobil Corp.* (Mar. 13, 2005) (concurring with exclusion of a shareholder proposal requesting amendment of company's bylaws to require that an independent director serve as chairman and requiring independence at all times without providing the board an opportunity or mechanism to cure a violation).

The Company does not have the power or authority to implement a requirement that certain Board members always be independent. It is not within the Company's power to ensure that the relationship of an Independent Director to the Company would never change in a manner that affects the independence of the person with no ability to cure such a failure. Therefore the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(6).

II. The Proposal May be Excluded Because it is (a) in Violation of the Proxy Rules and (b) Relates to an Election of Directors

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(8) permits a company to exclude a proposal if it relates to an election for membership on the Company's board of directors.

The Staff has expressed the view that companies may exclude a proposal pursuant to Rule 14a-8(i)(3) where such proposal includes statements that are vague or impugn an individual character. See Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("SLB 14B"). The Proposal would require detailed and extensive editing to bring it into compliance with Rule 14a-9. In such a case, it may be appropriate to exclude the Proposal, supporting statement or both. See SLB No. 14B.

A. The Proposal's Supporting Statement is False and Misleading and Impermissibly Relates to an Election

Rule 14a-9 and Note (b) thereto prohibit any solicitation subject to Regulation 14A that "directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The Staff has concluded on numerous occasions, pursuant to Rule 14a-8(i)(8), that proposals containing language such as that described in Note (b) are also excludable where they would indirectly influence the election of directors nominated or likely to be nominated at the relevant stockholder meeting. The Staff has not required such statements to be explicit in their intent to affect an election contest in order to find proposals containing them excludable.

The Proposal's supporting statement contains repeated assertions directly impugning the character of Neil Ellis, the Company's President and a Director and the Company's other Directors. In the supporting statement of the Proposal the Proponent writes:

1. "Neil Ellis . . . and two subordinates [on the Board] sit idly by while Ellis has treated the Company as his own private bank."
2. "Has self dealing by Ellis been fair to the shareholders?"
3. "Over the past few years, Ellis has wasted over $1,000,000 of shareholder money resisting efforts to obtain disclosure of his self-dealing."
4. "Do we really want Ellis spending so much of our money to hide relevant facts from us?"

The Proposal and its supporting statements are false and misleading pursuant to Rule 14a-9. In addition, these same statements question the character, integrity and business judgment of Mr. Ellis and the Company's other Directors, suggesting the proposal seeks to embarrass these individuals and thwart their re-election to the Board. Under similar circumstances the staff has concurred on numerous occasions with omission of the proposal. See *AT&T Corp.* (Feb. 13, 2001) (proposal questions business judgment of chairman, who is likely to be nominated for election); *Xerox Corporation* (Mar. 9, 2001) (proposal impugns current board members who are likely nominees); and *Foster Wheeler Corporation* (Feb. 5, 2001) (proposal appears to question business judgment of Company's chairman standing for re-election).

Accordingly, the Company believes that the Proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-8(i)(8).

B. The Proposal is Vague and Ineffective and, Consequently, False and Misleading

The Staff has expressed the view that a proposal may be materially false and misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See SLB No. 14B; See also *McDonnell Douglas Corp.* (Mar. 10, 1989). Action taken by the Company in implementing the Proposal, if adopted, could, therefore, differ from action envisioned by shareholders voting on it. Moreover, the Staff has concurred with omission of proposals that would require highly subjective determinations regarding the meaning of restrictions imposed by a proposal. See *NYNEX Corporation* (Jan. 12, 1990).

The resolution sought to be adopted pursuant to the Proposal turns entirely upon inherently vague and indefinite language subject to guesswork and varying interpretation that would belie any concept of "reasonable certainty" and make objective application impossible. In the Proposal:

1. The term "Independent Director," upon which the entire Proposal turns, is never defined. While the definition is discussed in the negative, and describes relationships that would cause one not to be Independent (the "Excluded Group"), it would require material and unstated inference to discern whether an individual who does not fall within this Excluded Group would, in fact, be an Independent Director.

2. The Excluded Group is discussed in terms of so-called "nontrivial" relationships. Without a more clearly crafted standard, even this definition becomes impossible to understand or administer without guidance as to what types of relationship are to be considered "trivial" or not.

3. The Excluded Group is expanded to include those having relationships with "family members" or "affiliates" of persons specified in the applicable discussion. Without defining these broadening terms, it is not possible to determine the status of an individual or entities that may have a relationship with the Company, particularly where such a relationship is attenuated.

4. The Proposal, if adopted would require that "Independent Directors must be free from any appearance of predisposition toward the interests of management." The meaning of this vague and conceptual language is not reasonably certain. The meaning of the proposed language is made still more unclear by Maine law, which unambiguously indicates that the board of directors, itself, is part of management. The Maine Business Corporation Act provides that "All corporate powers must be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the corporation's board of directors. . . ." 13 C.M.R.S. §801 (2007). Consequently, this is an objective determination that cannot be applied by the Company in administering the Proposal if adopted, or by shareholders in determining how to cast their votes, without significant clarification.

The Proponent must provide a clear, comprehensible proposal that provides for shareholders an understanding of the ramifications of a vote in favor of such a proposal. The language of the Proposal is such that it is impossible for shareholders to determine with reasonable certainty who would be an "Independent Director" under its terms and would be impossible for the Company to administer with reasonable certainty if the Proposal were adopted. Consequently, shareholders voting on the Proposal would not know exactly what they were voting on, and management would be unsure of what it is required to do if the Proposal were adopted. See, *e.g.*, *NYNEX Corporation* (Jan. 12, 1990).

Because the resolution contained in the Proposal is inherently vague and because the supporting statement contains language that impugns the character of members of the Company's President and Board of Directors, the Company believes that the Proposal is materially false and misleading in violation of Rule 14a-9 and is therefore excludable under Rule 14a-8(i)(3).

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2007 Proxy Materials. If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (212) 297-5830 or in my absence, Todd Zarin at (212) 297-2473.

An additional copy of this letter is enclosed. Please return a copy in the enclosed self-addressed envelope to confirm receipt hereof.

Very truly yours,



Frank E. Lawatsch, Jr.

cc: First Hartford Corporation
Richard E. Kaplan

Attachments:
Annex A: Copy of the Proposal

DAY PITNEY LLP

ANNEX A

(See Attachment)

OFFICES OF RICHARD E. KAPLAN

ECHO BRIDGE OFFICE PARK
381 ELLIOT STREET SUITE 100L
NEWTON, MASSACHUSETTS 02464-1130

Mail:

P.O. Box 620132
Newton, Massachusetts 02462-0132

(617) 965-4570

FAX (617) 965-4677

CERTIFIED MAIL, RRR

October 10, 2006

Stuart I. Greenwald, Secretary
First Hartford Corporation
P.O. Box 1270
149 Colonial Road
Manchester, Connecticut 06045-1270

Dear Mr. Greenwald:

Enclosed pursuant to SEC Rule 14a-8 is a shareholder proposal, including supporting statement, which I am submitting for inclusion in the Company's proxy statement for the first annual or special shareholder meeting for which this proposal is timely.

I have continuously held as registered owner at least $2,000 in market value of the First Hartford Corporation Common Stock for more than the past 10 years, and intend to continue to hold those shares through the date of the shareholder meeting for which my proposal is submitted.

Very truly yours,



Richard E. Kaplan

REKms
Enc.

Kaplan Shareholder Proposal
October 10, 2006

"Resolved, to amend the By-Laws by adding to Article IV:

Section 7. Independent Directors. At all times a majority of the Board of Directors, and of any committees, shall be Independent Directors; and no action of the Board, or of any committee, shall be valid unless approved by the affirmative vote of a majority of the Independent Directors. A Director is not Independent if within the preceding 5 years he has had any nontrivial relationship with the Company, other than service as a director. Relationships (business, social or family) with the following persons are considered relationships with the Company: (a) any officer or management employee of the Company or its affiliates, (b) any person owning beneficially 5% or more of the equity interests in the Company or any of its affiliates, or (c) family members or affiliates, of the foregoing. Independent Directors must be free from any appearance of predisposition toward the interests of management. A director elected by the Board cannot be considered an Independent Director until elected by the shareholders. Any Independent Director who ceases to qualify as such shall automatically cease to be a director. This Section cannot be amended by the Board of Directors.

Reasons:

The First Hartford Board consists entirely of insider management: Neil Ellis, President of the Company, and two subordinates who sit idly by while Ellis has treated the Company as his own private bank. Money has been loaned back and forth between the Company and other entities in the Ellis empire, sometimes without interest. Ellis also has transferred properties from the Company to other entities in his empire without Board approval. Because Ellis sets all salaries, including his own, none of the directors can stand up to Ellis to protect shareholder interests or demand accountability.

Has self-dealing by Ellis been fair to the shareholders? There has been no review by any independent third party and no scrutiny. In many cases, the transactions are not adequately documented nor have they been approved by the Ellis-dominated board.

Most recently, under pressure from my lawsuits, Ellis paid the shareholders a dividend of 10 cents per share, a total of around $300,000, which would have been progress had Ellis not also treated himself and his subordinate directors to supersized bonuses. These bonuses were more than twice the dividend to shareholders and more than the Company's income.

Over the past few years, Ellis has wasted over $1,000,000 of shareholder money resisting efforts to obtain disclosure of his self-dealing. Regardless, the Federal Court in Massachusetts still found that his inadequate disclosures violated the securities laws. Do we really want Ellis spending so much of our money to hide relevant facts from us?

This Company needs a board with a majority of independent directors to protect shareholder interests. The vast majority of public companies have a majority of independent directors. This proposal will move the Company into the corporate mainstream and provide much needed accountability.

Please vote FOR the proposal."

RECEIVED
2007 AUG 20 PM 4: 10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL

Robert Rothberg
(617) 248-4021
rrothberg@choate.com

August 17, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: First Hartford Corporation, SEC File No. 0-8862
Shareholder Proposal of Richard E. Kaplan

Gentlemen:

We represent Richard Kaplan, a shareholder of First Hartford Corporation (the "Company"), who in October 2006 requested the Company, pursuant to Rule 14a-8, to include a shareholder proposal (the "Proposal") in the proxy statement for the first annual or special shareholder meeting for which it would be timely. The Proposal would amend the by-laws of the Company to require independent directors. We have received a copy of a letter to you, dated August 14, 2007, from Day Pitney LLP, counsel for the Company, advising that the Company intends to exclude the Proposal from its 2007 Proxy Materials.

I am writing to respond to arguments made by the Company in its letter to you. For your convenience, I will follow the sequence in the Company's letter.

Argument 1: That the Company lacks the power and authority to implement the proposal.

The Maine Business Corporation Act (Title 13-C), Section 1020(1) provides:

> "**1. Shareholders amend; repeal bylaws.** A corporation's shareholders may amend or repeal the corporation's bylaws."

By application of law, the proposal, if adopted, would in and of itself amend the Company's by-laws. After the vote of the shareholders, no further action would be required on the part of the Company in order for the amendment to be effective.

FHC has mischaracterized the proposal in stating that it would require a director, or any director, to remain independent. It does not. It does require that the Board at all times consist of a majority of independent directors, and it automatically removes from office an independent director who ceases to qualify as such. First, the removal of a formerly independent director would not necessarily mean that independent directors did not make up a majority of the Board. For example, if there were 5 directors, 4 of whom were independent, and one of the independent directors went to work for the Company, he would cease to be a director. At that point, the board would consist of 4 directors, a majority (i.e. 3) of whom would be independent. There would be no problem.

If, however, a director's loss of independence changed the composition of the Board so that less than a majority of the Board remained independent, there are several actions that the Board and the Company could take to "cure" the problem. Some interested directors could step down in order to restore the balance, or a special election could be called in order for the Shareholders to elect an independent director to fill the vacancy as provided in Section 810(1)(b) of the Maine Business Corporation Act.

There is nothing in the proposal that requires that any director to remain independent; and there are adequate mechanisms in the Company's by-laws or the Maine Business Corporation Act to cure any situation in which a loss of independence resulted in a Board without a majority of independent directors.

It is significant that the Company has not argued that the Proposal is, in any way, not in accordance with Maine law.

<u>Argument 2A: That the Proposal's supporting statement is false and misleading and relates to an election</u>.

In reverse order, the proposal does not relate to an election. It relates to the composition of the Company's Board and the qualifications of directors. These are appropriate matters for the shareholders, and do not affect the election of any particular director.

The Company further argues that the supporting statement is false and misleading, and suggests that the supporting statement "directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or association, without factual foundation." While we agree that the supporting statement does not flatter Mr. Ellis and his subordinate directors, we believe that all negative inferences in the supporting statement are entirely fair, and if anything are understated in light of the true facts.

For example, on July 7, 2006, the United States District Court for the District of Massachusetts, in litigation with respect to the Company's Proxy Statements for its shareholder meetings in January 2004, February 2005 and November 2005 found:

> S. The proxy statements and 10-K filings indicate, as a general matter, that Ellis had (and continues to have) a personal interest in a number of

> business transactions with FHC. Thus, a reasonable stockholder would likely consider such information, and proceed with caution, when voting for officers or with respect to transactions that could benefit Mr. Ellis personally. The insufficient disclosures of Ellis's transaction with FHC are problematic because they do not permit an investor to determine the extent of Ellis's self-interest. Cf. Shaev v. Saper, 320 F. 3d 373, 382-83 (3d Cir. 2003) ("That an investor could hypothetically conduct research to clarify ambiguities and discover omissions in the proxy statement does not relieve the Board of its obligations under Rule 14a-9.").
>
> T. Similarly, although transactions which took place many years ago while FHC was insolvent may be of little consequence today, such transactions are significant in confirming Ellis's peremptory control over FHC's management and the Board and the Comprehensive lack of proper corporate governance.
>
> U. Consequently, FHC should have disclosed 1) the material terms of those transactions in which Ellis or his family were personally interested, 2) details concerning potential benefits and detriments to Ellis personally and 3) the relationship between Richmond Realty, Harding, Ellis and FHC.

More recently, on April 2, 2007, the United States District Court for the District of Maine, found:

> Whatever good intentions [Neil Ellis] had originally, his actions cumulatively demonstrate a pattern of peremptory and oppressive treatment of minority shareholders. The pre-2003 transactions provide a context; the recent $400,000 bonus paid during litigation is the most recent example demonstrating that Ellis will not end his peremptory and oppressive behavior without intervention. It is true that FHC has reinstated independent audits, resumed shareholder meetings, hired an internal auditor and a new securities law firm, and this year for the first time in memory paid dividends. But at the same time, Ellis has transferred assets away from FHC to his other enterprises or his family by slashing management fees of the Lubbock shopping center; covertly paying his family members over $1.1 million from HLLP II, while ignoring FHC's ownership interest in the partnership; and transferring millions of dollars to Journal on account of debts previously written off as uncollectible, while at the same time ignoring over $250,000 worth of previously written off debt that MIP 16A owed FHC. He has also manifested extreme hostility to a shareholder's attempt to exercise legitimate rights of access to shareholder lists, and has paid himself an excessive bonus as a 43% shareholder. It is in that respect that I conclude that FHC and Ellis have treated other shareholders oppressively.

While not mentioned in the supporting statement, the character and integrity of FHC's management are further called into question by their disregard of their obligations under the Permanent Injunction entered in SEC v. First Hartford Corporation, Civil Action No. 89-3156-

NHJ (D.DC. 1989), which the Company has described as requiring it to file its periodic reports with the SEC on a timely basis. In this connection, we note that as recently as August 16, 2007 the Company still had not filed its Report on Form 10-K for the year ended April 30, 2007.

In addition, as a result of the litigation referred to above, we have evidence indicating that Mr. Ellis and the other directors have also engaged in knowing and deliberate violations of the Foreign Corrupt Practices Act and Sarbanes-Oxley. However, because these have not been litigated, the supporting statement does not even allude to them. However, we can make this evidence available to the Commission if you believe that additional factual support is required in order to include the relatively tame characterizations in the supporting statement.

Argument 2B: That the Proposal is vague and ineffective and consequently false and misleading

The Company's arguments are specious. The By-Law proposal is in clear English, and is far easier to understand than the proposals that the Company has presented to shareholders. The Company further suggests that the Proposal is vague because it leaves open the possibility that in the future, based on specific facts not addressed in the Proposal, arguments could be made on both sides of the question of whether a particular director is or is not Independent. If that were the standard, all laws and regulations, and all by-law provisions, would be vague. Should arguments arise in the future under this by-law provision, or any other by-law provisions, there are courts that are fully capable of sorting them out based on the plain and clear language of this provision.

We thank you for your consideration.

Very truly yours,



Robert Rothberg

RR/pd
cc: Frank E. Lawatsch, Jr., Esq.
Stuart I. Greenwald
Richard E. Kaplan

4243402v1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Hartford Corporation
Incoming letter dated August 14, 2007

The proposal would amend the bylaws to require that, at all times, a majority of the board of directors, and of any committees, shall be "independent" directors, and that an independent director who ceases to qualify as such shall automatically cease to be a director.

There appears to be some basis for your view that First Hartford Corporation may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if First Hartford Corporation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which First Hartford Corporation relies.

Sincerely,



Ted Yu
Special Counsel

END